Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated May 23, 2014, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by Moelis & Company LLC, the dealer manager for the Offer (the “Dealer Manager”), or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Chelsea Therapeutics International, Ltd.

at

$6.44 net per share,
plus one non-transferable contingent value right for each share, which represents the contractual right to receive
a cash payment of up to $1.50 per share
upon the achievement of certain sales milestones,

pursuant to the Offer to Purchase dated May 23, 2014

by

Charlie Acquisition Corp.

a wholly-owned indirect subsidiary of

H. Lundbeck A/S

Charlie Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of H. Lundbeck A/S, a Danish corporation (“Lundbeck”), is making an offer to purchase all the issued and outstanding shares of common stock of Chelsea Therapeutics International, Ltd., a Delaware corporation (“Chelsea”), par value $0.0001 per share (the “Shares”), for (a) $6.44 per Share, net to the seller in cash, without interest (the “Cash Consideration”), plus (b) one non-transferable contingent value right (“CVR”) per Share, which represents the contractual right to receive a cash payment of up to $1.50 per Share upon the achievement of certain sales milestones (the Cash Consideration plus one CVR, collectively, the “Offer Consideration”), in each case subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”). The CVRs will not be transferable, except under very limited circumstances as described in the Offer to Purchase, will not have any voting or dividend rights, will not represent any equity or ownership interest in Lundbeck, Chelsea or Purchaser and will not be evidenced by a certificate or other instrument. No interest will accrue or be payable in respect of any of the amounts that may be payable on CVRs.

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 20, 2014 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JUNE 20, 2014), UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of May 7, 2014 (the “Merger Agreement”), by and among Lundbeck, Purchaser and Chelsea. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as defined below), (ii) the expiration or termination of any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) (x) no order (whether temporary, preliminary or permanent in nature) or other restraint or prohibition of any governmental authority being in effect, and no law having been enacted, entered, promulgated, enforced or deemed applicable by any governmental authority and remaining in effect, that, in any such case, prohibits or makes illegal the consummation of the Offer or the Merger (as defined below) and (y) there being no pending proceeding brought by any governmental authority that has a substantial likelihood of success (1) seeking to make illegal, restrain or prohibit the making or consummation of the Offer or the Merger in accordance with the terms of the Merger Agreement or (2) which, if successful, would reasonably be expected to result in a Substantial Detriment (as defined below), and (iv) no change, circumstance, event or occurrence having occurred since the date of the Merger Agreement that has had or would reasonably be expected to have a Material Adverse Effect (as defined in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase). The Offer is also subject to other conditions set forth in the Offer to Purchase. See Section 15—“Certain Conditions of the Offer” of the Offer to Purchase. The Offer is not subject to any financing condition.

The term “Minimum Tender Condition” is defined in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase and generally requires that the number of Shares validly tendered and not validly withdrawn prior to the expiration of the Offer (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) represents at least a majority of all Shares then outstanding determined on a fully diluted basis. The term “Substantial Detriment” is defined in Section 11—“The Transaction Agreements” of the Offer to Purchase and generally includes, among other things, any prohibition or limitation on, or commitments as to, the ownership, conduct or operation by Purchaser, Lundbeck or Chelsea of any portion of the business, properties, rights or assets of Lundbeck or, if relating to droxidopa, of Chelsea, or such parties being compelled to dispose of any portion of the business, properties, rights or assets of Lundbeck or, if relating to droxidopa, of Chelsea.

The Merger Agreement provides, among other things, that, as soon as practicable following the time that Purchaser accepts for payment Shares validly tendered and not validly withdrawn pursuant to the Offer, subject to the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into Chelsea (the “Merger” and together with the Offer, the “Transactions”), with Chelsea continuing as the surviving corporation in the Merger and a wholly-owned indirect subsidiary of Lundbeck. As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned (i) by Lundbeck, Purchaser, Chelsea (or held in Chelsea’s treasury) or by any direct or indirect wholly-owned subsidiary of Lundbeck, Purchaser or Chelsea, all of which will be cancelled without any conversion thereof or consideration paid therefor, or (ii) by any stockholder of Chelsea who is entitled to demand and properly demands appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be cancelled and converted into the right to receive the Offer Consideration, subject to any required withholding of taxes.

The Board of Directors of Chelsea has unanimously adopted resolutions (i) authorizing and approving the execution, delivery and performance of the Merger Agreement by Chelsea and the transactions contemplated thereby, (ii) approving and declaring advisable the Merger Agreement, the Transactions and the other transactions contemplated thereby, (iii) determining that the Merger Agreement, the Transactions and the other transactions contemplated thereby, on the terms and subject to the conditions of the Merger Agreement, are fair to and in the best interests of Chelsea and its stockholders, (iv) resolving that the Merger Agreement and the Merger shall be governed by Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer and (v) recommending that Chelsea’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger following the consummation of the Offer will not require a vote of stockholders. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that, following the consummation of a tender offer for any and all of the outstanding stock of the company to be acquired, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement. If the Minimum Tender Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will own at least the amount of shares of stock of Chelsea that would, absent Section 251(h) of the DGCL, be required to approve the Merger. Following consummation of the Offer and subject to the satisfaction of the conditions to the Merger, Purchaser, Lundbeck and Chelsea will take all necessary and appropriate action to effect the Merger as promptly as practicable without a vote of stockholders of Chelsea in accordance with Section 251(h) of the DGCL.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Cash Consideration for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (“Share Certificates”), if any, or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 2—“Acceptance for Payment and Payment for Shares” of the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party. Under no circumstances will interest be paid on the Offer Consideration for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

At or prior to the acceptance of the Shares pursuant to the Offer, Lundbeck will execute a Contingent Value Rights Agreement with a rights agent selected by Lundbeck and reasonably acceptable to Chelsea (the “CVR Agreement”) governing the terms of the CVRs. Neither Purchaser nor Lundbeck will be required to deposit any funds related to the CVRs with the rights agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. Purchaser and Lundbeck have included the form of CVR Agreement as exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed by Purchaser and Lundbeck with the Securities and Exchange Commission (the “SEC”). Pursuant to the terms and subject to the conditions of the CVR Agreement, holders of CVRs will have a right to receive contingent cash payments based upon the achievement of certain net sales milestones with respect to certain droxidopa products during the period commencing on January 1, 2015 through December 31, 2017. The CVRs will not be evidenced by any certificates or other instruments.

The Offer will expire at 12:00 midnight, New York City time, on June 20, 2014 (one minute after 11:59 p.m., New York City time, on June 20, 2014), unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest date at which the Offer, as so extended, expires (such date, including any such extensions, the “Expiration Date”).

The Merger Agreement provides that so long as neither Chelsea nor Lundbeck has terminated the Merger Agreement in accordance with its terms: Purchaser must extend the Offer for one or more successive periods of 10 business days each, if at the otherwise scheduled Expiration Date of the Offer any of the conditions to the Offer (other than the Minimum Tender Condition) is not satisfied or, to the extent permitted by the Merger Agreement, waived. Purchaser will not, however, be required to extend the Offer beyond the Outside Date. The “Outside Date” is August 29, 2014. Purchaser may extend the Offer, or, at the request of Chelsea, must extend the Offer, for one or more successive periods of 10 business days each, if at the otherwise scheduled Expiration Date of the Offer, the Minimum Tender Condition is the only condition to the Offer that has not been satisfied or, to the extent permitted by the Merger Agreement, waived. Purchaser will not, however, be required to extend the Offer beyond the Outside Date. Purchaser must also extend the Offer for any period required by applicable law or judgment, or any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer. Any extension of the Offer will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares.

Purchaser does not presently intend to offer a subsequent offering period, and is not permitted by the Merger Agreement to do so without Chelsea’s consent.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 21, 2014. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares.

The receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Merger (or cash upon the exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. The amount of gain or loss a holder recognizes, and the timing and character of such gain or loss, depends on the United States federal income tax treatment of the CVRs, with respect to which there is uncertainty. Stockholders should consult with their tax advisors to determine the particular tax consequences to them of the Offer and the Merger (including the application and effect of U.S. federal, state, local or foreign income and other tax laws). For a more complete description of material United States federal income tax consequences of the Offer and the Merger, see Section 5—“Material United States Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. Chelsea has provided Purchaser with Chelsea’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Chelsea’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll-Free: (877) 687-1875

Banks and Brokers May Call Collect: (212) 750-5833

The Dealer Manager for the Offer is:

Moelis & Company LLC

399 Park Avenue, 5th Floor

New York, NY 10022

Call: (212) 883-3800

May 23, 2014